April 21, 2010

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. J. Nolan McWilliams

Re:	Audience Productions, Inc.

Registration Statement on Form S-1 (File No. 333-162589)

Dear Mr. McWilliams:

On behalf of Audience Productions, a Washington corporation (the “Company” or “API”), and in connection with the Registration Statement on Form S-1 originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on October 20, 2009 and subsequently amended on April 5, 2010 (the “Registration Statement”), we are writing in response to the Staff’s comment on the Registration Statement on Form S-1/A as transmitted to the Company by letter dated April 9, 2010. For convenience, we have reprinted the Staff’s comment below in bold, with the response set forth immediately below the comment. The Company has filed today with the Commission Amendment No. 7 (“Amendment No. 7”) to the Registration Statement, and all references herein to the Registration Statement are to Amendment No. 7 and to the form of prospectus included therein. Since we have made only minor modifications to the Registration Statement (see below), we felt that it was not necessary to send you a marked copy of the S-1/A.

Slides 11 and 12

1.	We note your response to our prior comment 4. The three no-action letters cited in your response appear to be substantially distinguishable from the facts and circumstances present here. Specifically, in each of the three transactions cited, there was only one “finder.” Two of the finders were licensed real-estate brokers with prior business relationships with their contacts. Moreover, two instances cited involved the sale of a business, and one instance involved the sale of limited partnership interests to accredited investors. We are unable to locate authority for application of the no-action position articulated in these three letters to numerous potentially unsophisticated investors. Further, notwithstanding the steps the company has taken in creating the “spread the word” function, the company cannot control extraneous contacts between recommenders and potential investors which could potentially result in Securities Act Section 12 and Exchange Act Section 15 liability attaching to recommending investors. Accordingly, please delete the slides and confirm the “spread the word” mechanism will not be used in this offering.

We have deleted the applicable slides and confirm that the “spread the word” mechanism will not be used in this offering.

Additionally, we have made some minor modifications to the Registration Statement to reflect the following:

•	A revised definition of “Offering Period,” which specifies the date range of our offering and provides for a mechanism to extend the initial offering period.

•	A revised list of jurisdictions in which we anticipate offering the securities.

Pursuant to Rule 461 of Regulation C, and in connection with the above-referenced Registration Statement, Audience Productions hereby requests that said Registration Statement be declared effective on Friday, April 23, 2010, at 12:00 p.m., Pacific time, or as soon thereafter as practicable.

Furthermore, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

* * * *

If you have any questions concerning the foregoing, please contact Noel Howe at (206) 264-3071.

Sincerely,

/s/ BEACON LAW ADVISORS, PLLC Beacon Law Advisors, PLLC

Enclosures

cc:	Jay T. Schwartz – Director and President of Audience Productions, Inc. George R. Brumder – Director and Treasurer of Audience Productions, Inc.